Exhibit 99.2

April 30, 2013

ADDENDUM TO THE MANAGEMENT INFORMATION CIRCULAR

DATED APRIL 4, 2013 IN CONNECTION

WITH THE ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS TO BE HELD ON MAY 29, 2013

It has come to our attention that the Management Information Circular dated April 4, 2013 (the “Circular”), prepared in connection with the upcoming Annual and Special Meeting of Shareholders of NOVAGOLD RESOURCES INC. (the “Company”) to be held on May 29, 2013, included certain errors in reporting the compensation of Gillyeard Leathley, former Senior Vice President and Chief Operating Officer of the Company.

Specifically, in the 2012 Annual Incentive Payout table at the top of page 33 of the Circular, Mr. Leathley’s annual incentive payout should be $264,350 rather than $277,080, and the number for Mr. Leathley under the heading “% of Base Salary” should be 69% instead of 72%.  Also, in the Summary Compensation table on page 38, under the headings “Annual Incentive Plans” and “All Other Compensation,” the 2012 figures for Mr. Leathley should be $264,350 and $1,306,176, respectively, and the total compensation for the year should be $3,867,810 instead of $3,229,290.  A corresponding change is also required on page 49 of the Circular with respect to Mr. Leathley’s severance in the last paragraph, where the reference to a cash severance payment should be $1,272,240 instead of $620,990.

A revised Circular incorporating the foregoing changes has been filed on both SEDAR and EDGAR and can be accessed at www.sedar.com or www.sec.com.

Sincerely,

“Gregory A. Lang”

Gregory A. Lang

President and Chief Executive Officer

Suite 2300 - 200 Granville Street
Vancouver, British Columbia
Canada V6C 1S4
Tel:  604-669-6227 or 866-669-6227
Fax:  604-669-6272